Exhibit 4.21

Execution Version
SUPPLEMENTAL LETTER
To:
Fiorano Shipholding Limited
c/o Euronav NV
De Gerlachekaai 20
2000 Antwerp
Belgium
Fax No: +32 3 247 4409
as Borrower
and
Euronav NV
De Gerlachaekaai 20
B-2000 Antwerp
Belgium
Fax No:  +32 3 247 4409
as Guarantor
1 June 2016
Dear Sirs
Loan Facility of up to US$76,000,000 to Fiorano Shipholding Limited
We refer to the loan agreement dated 23 October 2008 (as amended) (the "Loan Agreement") made between (i) Fiorano Shipholding Limited as Borrower, (ii) the banks and financial institutions listed in Schedule 1 to the Loan Agreement as Lenders and (iii) The Bank of Nova Scotia as Agent and Security Trustee.
Word and expressions defined in the Loan Agreement shall have the same meanings when used herein.
1	The Borrower has requested the consent of the Lenders to certain matters including:
(a)
the transfer by Bretta Tankers as shareholder of fifty per cent. of the legal title and beneficial ownership of the share capital of the Borrower (the "Bretta Shares") to Euronav Hong Kong Limited; and

(b)	the release of Guarantor A and the Counter Guarantor from their Guarantees.
2
Subject to the terms and conditions of this letter, the Lenders confirm their agreement to the Borrower's requests in paragraph 1 subject to fulfilment of the conditions set out in paragraph 6 below on or prior to 15 June 2016 (or such later date as the Agent (acting on the instructions of the Majority Lenders) may agree with the Borrower) and to the Borrower's compliance with paragraph 7, and, subject to satisfaction of such conditions, the changes shall take effect from the date the said conditions are satisfied (the "Effective Date").

3	With effect from the Effective Date the Loan Agreement shall be amended as follows:
(a)	by deleting the definitions of "Guarantee A", "Guarantor A", "Counter Guarantee", "Counter Guarantor" and "Guarantee Nomination Letter" in clause 1.1 (Definitions) of the

Loan Agreement and, with effect from the Effective Date, Guarantor A and the Counter Guarantor shall be released from their obligations under their Guarantees:
(b)	by construing the definition of "Guarantee" as referring to "Guarantee B";
(c)	by construing the definition of "Guarantors" as referring to "Guarantor B";
(d)	by deleting the definition of "Security Party" in clause 1.1 (Definitions) of the Loan Agreement and replacing it with the following new definition:
"Security Party"  means the Guarantor, the Shareholder and any person other than the Borrower (except a Creditor Party) who, as a surety or mortgagor, as a party to any subordination or priorities arrangement, or in any similar capacity, executes a document falling within the last paragraph of the definition of "Finance Documents";"
(e)	by deleting the definition of "Shareholder" in clause 1.1 (Definitions) of the Loan Agreement and replacing it with the following new definition:
"Shareholder" means Euronav Hong Kong.
(f)	by deleting the definition of "Business Day" in clause 1.1 (Definitions) of the Loan Agreement and replacing it with the following new definition:
"Business Day" means a day on which banks are open in London, Brussels and Dublin and, in respect of a day on which a payment is required to be made under a Finance Document, also in New York City;
(g)
by construing clause 10.3 (Share capital and ownership) of the Loan Agreement so as to refer to the two shares being held free of any Security Interest by Euronav Hong Kong and no shares being held by Bretta Tankers;

4	With effect from the Effective Date the Guarantee of Euronav NV as Guarantor B shall be amended as follows:
(i)	by deleting clause 2.1 (Guarantee and Indemnity) of the Guarantee and replacing it with the following new clause 2.1:
"2.1          Guarantee and Indemnity.
The Guarantor unconditionally and irrevocably:
(a)	guarantees to the Creditor Parties the due payment on demand of the Guaranteed Obligations;
(b)	undertakes to pay to the Security Trustee, on the Security Trustee's demand, any such amount which is not paid by the Borrower when payable; and
(c)
as principal obligor and as a separate independent obligation and liability from its obligations and liabilities under clauses (a) and (b) agrees to fully indemnify and keep indemnified the Security Trustee and each other Creditor Party on the Security Trustee's demand in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by the Security Trustee or the other Creditor Party arising out of or in connection with any failure of the Borrower to perform or discharge any of its obligations or liabilities in respect of the Guaranteed Obligations or any obligation or liability guaranteed by the Guarantor being or becoming unenforceable, invalid, void or illegal; and the amount recoverable under this indemnity shall be equal to the amount which the Security Trustee or the other Creditor Party would otherwise have been entitled to recover."
(ii)	by deleting clauses 2.3 (Limitation of Liability), 2.4 (Termination of Limitation of Liability) and 2.5 (Guarantee of whole amount) of the Guarantee;
(iii)	by deleting clause 3.1 (Principal and Independent Debtor) of the Guarantee and replacing it with the following new clause 3.1:
"3.1          Principal and independent debtor.
The Guarantor shall be liable under this Guarantee as a principal and independent debtor and accordingly it shall not have, as regards this Guarantee, any of the rights or defences of a surety."
(iv)
by deleting the words "Subject always to the 50 per cent. limitation referred to in Clause 2.3 and subject to the provisions of Clause 2.4 with respect to that limitation" from clause 4.1 (Costs of preservation of rights, enforcement etc.);

(v)	by amending the references to 50 per cent. in clause 11.13 (Maintenance of ownership of Borrower) to refer to 100 per cent.;
(vi)
by deleting the words "Subject always to the 50 per cent. limitation referred to in Clause 2.3 and subject to the provisions of Clause 2.4 with respect to that limitation" from clause 12.1 (Judgments relating to Loan Agreement); and

5	With effect from the Effective Date the Negative Pledge shall be amended to delete the reference to Bretta Tankers.
6
The conditions referred to in paragraph 2 above are that the Agent shall have received the following documents and evidence in all respects in form and substance satisfactory to the Agent and its lawyers:

(a)
for each of the Borrower and Guarantor, documents of the kind specified in Schedule 3, Part A, paragraphs 2, 3, 4 and 5 of the Loan Agreement as amended and supplemented by this Letter and updated with appropriate modifications to refer to this Letter or, in the case of the documents of the kind specified in Schedule 3, Part A, paragraph 2 of the Loan Agreement, confirmation that they have not been amended since the date on which copies were provided to the Agent pursuant to the Loan Agreement and that those documents remain in full force and effect;

(b)	an executed original of this Letter;
(c)	confirmation from the Borrower that ownership of the Bretta Shares have been registered in the name of Euronav Hong Kong;
(d)	such further documents as the Agent or the Lenders may require for their "know your customer" and other customer money laundering checks in relation to the Borrower and Euronav Hong Kong;
(e)	favourable legal opinions from lawyers appointed by the Agent on such matters concerning the laws of England, Hong Kong and Belgium and such other relevant jurisdictions as the Agent may require; and
(f)	any further opinions, consents, agreements and documents in connection with this letter which the Agent may request by notice to the Borrower prior to the Effective Date.

7
The Borrower undertakes to procure that the Agent shall receive within 10 Business Days after the date on which the conditions set out in paragraph 4 above are fulfilled (or such later date as the Agent (acting on the instructions of the Majority Lenders) may specify) evidence that ownership of the Bretta Shares has been registered in the name of Euronav Hong Kong.

8	All other terms and conditions of the Loan Agreement and the other Finance Documents are to remain in full force and effect.
9	This Letter may be executed in any number of counterparts.
10
This Letter and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English Law.  The provisions of clause 30.2 (Exclusive English jurisdiction) to 30.6 (Meaning of "proceedings") (inclusive) of the Loan Agreement shall be incorporated into this letter as if set out in full herein with references to this Agreement construed as references to this letter.

Please confirm your agreement to this letter by signing below.

/s/ Philippos Arcoumanis for and on behalf of THE BANK OF NOVA SCOTIA as Agent for the Lenders	Philippos Arcoumanis Attorney-in-Fact

We hereby acknowledge receipt of the above letter and confirm our agreement to the terms hereof and confirm that the Finance Documents to which we are a party shall remain in full force and effect and shall continue to stand as security for our obligations under the Loan Agreement.
/s/Egied Verbeeck, attorney-in-fact for and on behalf of FIORANO SHIPHOLDING LIMITED as Borrower 1 June 2016

We hereby confirm and acknowledge that we have read and understood the terms and conditions of the above letter and agree in all respects to the same and confirm that the Finance Documents, including for the avoidance of doubt the Guarantee to which we are a party, shall remain in full force and effect and shall continue to secure the obligations of the Borrower under the Loan Agreement.
/s/ Egied Verbeeck for and on behalf of EURONAV NV as Guarantor 1 June 2016	/s/ Hugo De Stoop Members Executive Committee

5